Exhibit 19.1

Insider Trading Policy

1.	BACKGROUND AND PURPOSE

This Insider Trading Policy (the “Policy”) governs transactions in the securities of Verastem, Inc. (together with its subsidiaries, the “Company”) and the companies with which the Company engages in transactions or does business and the misuse of related confidential information. The Company’s Board of Directors has adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. These laws impose severe sanctions on individuals who violate them. In addition, the Securities & Exchange Commission (“SEC”) has the authority to impose large fines on the Company and on members of the Company’s Board of Directors (each a “Director”), executive officers, controlling stockholders, and other supervisory personnel if the Company’s employees engage in insider trading and the Company has failed to take appropriate steps to prevent it (so-called “controlling person” liability). As such, this Policy has been distributed or made available to all Directors, executive officers, employees, and consultants of the Company. In addition, it is the policy of the Company to comply with all applicable securities laws when transacting in its own securities.

This Policy is being adopted in light of these legal requirements, and with the goal of helping:

●	prevent inadvertent violations of the insider trading laws;
●	avoid embarrassing proxy disclosure of reporting violations by persons subject to Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”);
●avoid even the appearance of impropriety on the part of those employed by, or associated with, the Company;
●	protect the Company from controlling person liability; and
●	protect the reputation of the Company, its Directors, executive officers and employees.

As detailed below, this Policy applies to family members and certain other persons and entities with whom Directors, executive officers, employees, and consultants have relationships. The prohibition on insider trading in this Policy applies to trading in the Company’s securities as well as securities of other firms, such as customers or suppliers of the Company and those firms with which the Company may be negotiating major transactions, such as a license, collaboration, acquisition, investment, or sale. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company securities.

2.	PENALTIES FOR VIOLATION; Responsibility
2.1.Civil and Criminal Penalties. Potential penalties for insider trading violations include:
●Imprisonment for up to 20 years;
●Criminal fines of up to $5 million for an individual; and
●Civil fines of up to three times the profit gained or loss avoided.
2.2.Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may, among other things, have “controlling person” liability for a trading violation, subjecting it to the following penalties:
●Civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided; and
●Criminal fines of up to $25 million.

The civil penalties can extend personal liability to the Company’s Directors, executive officers, controlling stockholders, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

2.3.Company Sanctions. Violation of any of the foregoing rules is also grounds for disciplinary action by the Company, including termination of employment for cause.
2.4.Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information relating to the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. Persons subject to this Policy must not engage in illegal trading. Each individual is responsible for making sure that he, she or they complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, an Insider Trading Contact (as defined below) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.
3.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Inside information has two important elements: materiality and public availability.

3.1.Material Information. Information is considered material if a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Any information that could reasonably be expected to affect the price of the security should be considered material.  Both positive and negative information can be material. Common examples of material information are:
●Projections of future earnings or losses or other earnings guidance
●Earnings that are inconsistent with consensus expectations of the investment community, including changes to previously announced earnings guidance, or the decision to suspend earnings guidance
●Financial results of a completed period
●A pending or proposed merger, joint venture, material license, acquisition, or tender offeror an acquisition or disposition of significant assets
●A change in management
●Clinical trial results
●Pending FDA or other regulatory action
●Significant new products or discoveries, or significant developments with regard to existing products or product candidates
●Significant related party transactions
●Major events regarding the Company’s securities, including the declaration of a stock split or dividend or the offering of additional securities
●Bank borrowings or other financing transactions out of the ordinary course
●Severe financial liquidity problems
●Actual or threatened major litigation, the resolution of such litigation, criminal indictments, or government investigations
●New major contracts, orders, suppliers, customers or finance sources, or the loss thereof
●Substantial changes in accounting methods or policies
●Expansion or curtailment of significant operations
●Cybersecurity incidents that materially affect the Company’s products, services, relationships, or competitive conditions

Other types of information may also be material; no complete list can be given.

Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, when in doubt as to a particular item of information, you should presume it to be material, and trading should be avoided. Do not hesitate to contact the principle financial officer (usually the Chief Financial Officer) or the officer principally responsible for regulatory compliance, or their respective designees (each an “Insider Trading Contact” and together, the “Insider Trading Contacts”) if you have any questions.

3.2.Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second business day after the day on which the information is publicly announced in a press release. If the information relates to the Company’s financial performance, the information is considered nonpublic until the completion of the second business day after the Company publishes its annual or quarterly earnings report.

Material nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to an analyst or a favored group of analysts may retain its status as “nonpublic” information, the use of which is subject to insider trading laws. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic” and may not be traded upon. Information not material to the Company may nevertheless be material to the companies with which the Company engages in transactions or does business (and vice versa). In addition, the same information may be material to the Company and one or more companies with which the Company engages in transactions or does business.

4.	PROHIBITIONS RELATING TO TRANSACTIONS IN THE COMPANY’S SECURITIES
4.1.Covered Persons. This Section 4 applies to:
●all Directors, executive officers and employees of, and consultants engaged by, the Company (each an “Insider” and, together, the “Insiders”);
●all family members of Insiders who share the same address as, who are financially dependent on, such Insider or who do not live in their households but whose transactions in the Company securities are directed by them or are subject to their influence or control (such as parents or children who consult with them before trading in Company securities) and any other person who shares the same address as an Insider (such persons, “Family Members”) (other than (x) an employee or tenant of an Insider or (y) another unrelated person whom an Insider Trading Contact determines should not be covered by this Policy);

●all corporations, partnerships, trusts or other entities influenced or controlled by any of the above persons (such entities “Controlled Entities”), unless the entity has implemented policies or procedures designed to ensure that such person cannot influence transactions by the entity involving Company securities or the securities of companies with which the Company engages in transactions or does business; and
●any other persons from time to time who, by written notice have been specifically designated as a person subject to this Policy by an Insider Trading Contact.
4.2.Prohibition on Trading While Aware of Material Nonpublic Information.
(a)Prohibited Activities. Except as provided in Section 4.2(b), no person or entity covered by Section 4 may:
●purchase, sell or otherwise engage in any transaction involving any securities of the Company while he or she is aware of any material nonpublic information concerning the Company;
●disclose to any other person any material nonpublic information concerning the Company or recommend to any other person the purchase or sale of, or to otherwise recommend that they engage in any transaction involving, any securities of the Company while aware of any material nonpublic information concerning the Company (known as “tipping”);
●purchase or sell, or to otherwise engage in any transaction involving, any securities of another company while he or she is aware of any material nonpublic information concerning such other company which he or she learned in the course of his or her service as a Director, executive officer, employee, or consultant of the Company;
●disclose to any other person any material nonpublic information concerning another company which he or she learned in the course of his or her service as a Director, executive officer, employee, or consultant of the Company or recommend to any other person the purchase or sale, or to otherwise recommend that they engage in any transaction involving, of any securities of such company while aware of such information; or
●assist anyone engaged in the above activities.
(b)Exceptions. The prohibitions in Sections 4.2(a) and 5.3 on purchases and sales of Company securities do not apply to:
●exercises of stock options or other equity awards or the surrender of shares to the Company or the retention and withholding from delivery of shares by the Company (i.e., a so-called “net settlement”) in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker (1) while the Insider is aware of material nonpublic information or (2) during a blackout period (as defined in Section 5.3), to the extent the holder is one of the persons or entities identified in Section 5.1;
●the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock (the Policy does apply, however, to any market sale of restricted stock);
●purchases of the Company’s securities under the Company’s Employee Stock Purchase Plan (the “ESPP”) that are made as the result of an election made at the beginning of the option period. The Policy would apply, however, to an initial decision to participate in the ESPP or a decision to change the level of contribution in a subsequent option period. It would also apply to any sales of securities purchased under the ESPP;
●other purchases of securities from the Company or sales of securities to the Company; and
●purchases or sales made pursuant to a binding contract, written plan or specific instruction (a “trading plan”) which is adopted and operated in compliance with Rule 10b5-1; provided that: (a) such trading plan  is in writing; and (2) was not adopted or amended in any material respect while the Insider was aware of material nonpublic information; and (b) any adoption, amendment, suspension or termination of a trading plan must be submitted to an Insider Trading Contact for pre-approval;
●bona fide gifts of the Company’s securities, provided that (1) you do not have reason to believe that the recipient intends to sell the Company’s securities while you are aware of material nonpublic information relating to the Company and (2) if you are a Pre-Clearance Person (as defined below) you have complied with the requirements set forth in Section 5 below; and
●transactions in mutual funds, exchange-traded funds, index funds or other “broad basket” funds that own or hold the Company’s securities as one of many investments are not subject to this Policy.
(c)Application of Policy After Cessation of Service. If a person ceases to be a Director, executive officer or employee of, or consultant engaged by the Company at a time when he or she is aware of material nonpublic information concerning the Company, the prohibition on purchases and sales of Company securities in Section 4.2(a) shall continue to apply to such person until that information has become public or is no longer material.

4.3.Prohibition on Pledges, Short Sales, Derivative Transactions, Hedging and Standing Orders. No person or entity covered by this Section 4 may engage in any of the following types of transactions:
●holding Company securities in a margin account, or pledges of Company securities as collateral for a loan;
●short sales of Company securities, including short sales “against the box”;
●purchases or sales of puts, calls or other derivative securities based on the Company’s securities; or
●hedging transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.
4.4.Underwritten Public Offering. Nothing in this Policy is intended to limit the ability of any person to sell Company securities as a selling stockholder in an underwritten public offering pursuant to an effective registration statement in accordance with applicable securities law.
5.	ADDITIONAL PROHIBITIONS APPLICABLE TO DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES
5.1.Covered Persons. This Section 5 applies to:
●all Directors and executive officers of the Company;
●all employees of the Company; and
●all Family Members and Controlled Entities of such Directors, executive officers and employees,

(each a “Pre-Clearance Person” and, together, the “Pre-Clearance Persons”).

5.2.Notice and Pre-Clearance of Transactions.
(a)Pre-Transaction Clearance. No Pre-Clearance Person may purchase or sell or otherwise engage in a transaction involving any securities of the Company, other than in a transaction permitted under Section 4.2(b) (other than a gift, which is subject to these pre-clearance procedures), without first obtaining written pre-clearance (including by email) of the transaction from an Insider Trading Contact. A request for pre-clearance shall be in writing (including by e-mail), should be made at least two business days in advance of the proposed transaction and should include the identity of the Pre-Clearance Person, the type of proposed transaction (for example, an open market purchase, a privately negotiated sale, the sales of shares purchased through the ESPP, etc.), the proposed date of the transaction and the number and type of the Company’s securities to be involved. In addition, the Pre-Clearance Person must certify to an Insider Trading Contact that he, she or they are not aware of material nonpublic information about the Company. Each Insider Trading Contact shall have sole discretion to decide whether to clear any proposed transaction.

(The Chief Executive Officer shall have sole discretion to decide whether to clear transactions by an Insider Trading Contact or persons or entities subject to this Policy as a result of their relationship with an Insider Trading Contact. An Insider Trading Contract may not approve or clear his, her or their own transactions. All trades that are pre-cleared must be effected within five business days of receipt of the pre- clearance unless a specific exception has been granted by an Insider Trading Contact. A pre- cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five- business day- period must be pre-cleared again prior to execution. Any person who has requested pre-clearance may not disclose the approval or denial of the request to any other person. Under certain very limited circumstances, pre-clearance for a proposed transaction may be granted during a blackout period, but only if an Insider Trading Contact concludes the Pre-Clearance Person does not in fact possess material nonpublic information. Notwithstanding receipt of pre-clearance, the decision to trade is the responsibility of the Pre- Clearance Person, and if the Pre-Clearance Person is aware of or becomes aware of material nonpublic information, the transaction may not be completed. The use of a broker to effect the trade does not excuse the Pre-Clearance Person from the obligations under this Section 5.2(a).
(b)Post-Transaction Notice. Each person or entity covered by this Section 5 who is subject to reporting obligations under Section 16 of the Exchange Act shall also notify an Insider Trading Contact of the occurrence of any purchase, sale or other transaction involving securities of the Company as soon as possible following the transaction, but in any event within one (1) business day after the transaction. Such notification must be in writing by e-mail and should include the identity of the covered person, the type of transaction, the date of the transaction, the number and type of the Company’s securities involved, the purchase or sale price(s) and any other information requested by the Company. The use of a broker to effect the trade does not excuse the Pre-Clearance Person from the obligations under this Section 5.2(b).
(c)Deemed Time of a Transaction. For purposes of this Section 5.2, a purchase, sale or other acquisition or disposition shall be deemed to occur at the time the person becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).
5.3.Blackout Periods. The Company may from time to time notify Insiders that a blackout period (a “blackout period”) is in effect in view of significant events or developments involving the Company. In such event, except as permitted in Section 4.2(b), no such individual may purchase or sell any securities of the Company during such blackout period or inform anyone else that a blackout period is in effect. If you are subject to a blackout period, you will be notified when the blackout has been lifted. Even if a blackout period is not in effect (or you have not been notified that you are subject to a blackout period), at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.
6.	Limitation on Liability

None of the Company, the Insider Trading Contacts or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a trading plan submitted pursuant to Section 4.2(b) or a request for pre-clearance submitted pursuant to Section 5.2(a). Notwithstanding any review of a trading plan pursuant to Section 4.2(b), or pre-clearance of a transaction pursuant to Section 5.2(a), none of the Company, the Insider Trading Contacts or the

Company’s other employees assumes any liability for the legality or consequences of such trading plan or transaction to the person engaging in or adopting such trading plan or transaction.

7.	CERTIFICATIONS

All Insiders must annually certify their understanding of and intent to comply with this Policy. This certification may be done by an electronic acknowledgement.

8.	REPORTING OF VIOLATIONS

If you know or have reason to believe that this Policy, including the trading policies and procedures for Directors and executive officers described above, has been or is about to be violated, you should bring the actual or potential violation to the attention of an Insider Trading Contact. You may also report the potential violation by contacting the Company’s Compliance Hotline at verastem.ethicspoint.com or by calling (800) 218-6127.

9.	MODIFICATIONS; WAIVERS

The Company reserves the right to amend or modify this Policy, and the trading policies and procedures for Insiders set forth herein, or adopt such other policies or procedures which it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information, at anytime. Notice of any such change will be delivered by regular or electronic mail (or other delivery option used by the Company) by the Company.

Waiver of any provision of this Policy in a specific instance may be authorized in writing by an Insider Trading Contact or their designees, and any such waiver shall be reported to the Board of Directors of the Company at its next regularly scheduled meeting.

Updated and Effective as of January 2025.